

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2014

Via E-mail
John H. Isbrandtsen
Chief Executive Officer
Sequoia Residential Funding, Inc.
c/o Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013

  Re: Sequoia Mortgage Trust 2013-2
    Sequoia Mortgage Trust 2013-3
    Forms 10-K for the Fiscal Year Ended December 31, 2013
    Filed March 28, 2014
    Amended November 17, 2014
    File Nos. 333-179292-07 and 333-179292-08

Dear Mr. Isbrandtsen:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Katherine Hsu

          Katherine Hsu
          Office Chief

cc: Andrew P. Stone, Vice President and Secretary
   Matthew J. Tomiak, Vice President